Exhibit 21

The Company has the following wholly owned subsidiaries:

•	E.A.J.: PHL, Airport Inc. a Pennsylvania corporation;
•	E.A.J. Market East, Inc., a Nevada corporation;
•	E.A.J. MO, Inc., a Nevada corporation; and
•	Franklin Networks, Inc., a Tennessee corporation.